INVEST IN **NOBLE STORY CO.**

A studio that makes movies worth re-watching


NOBLE
story co.
EST. 2020
STORIES WORTH REWATCHING

noblestoryco.com Grand Rapids MI

Entertainment | Entertainment | Entertainment | Art | Social Impact

LEAD INVESTOR



Dana & Bill Wichterman

Humans are story-tellers. It's what shapes what we love and what we hate. It tells us what the world is like. Film and TV are the main vehicles for telling stories. Crowd financing is a democratized vehicle for all story creators and story consumers (all of us!) to share in both 1) the outsized impact that media plays in the world AND 2) share in the financial benefits of creative entrepreneurs. The Noble Story Co. founders and their team have the character, vision, and passion for seeing this company grow and contribute to a very broken part of the ecosystem within the film/TV supply chain - finding and developing marketable scripts, and packaging them with the right talent and team. A "movie in a box" if you will. Wedgwood Circle, our trusted angel investment network for the media and arts community, sees great potential in these founders and this company. Noble Story Co has the reach, experience and grit that makes this an attractive and exciting investment for us.

Invested $25,000 this round

Highlights

1. Currently developing five feature length films and two episodic series, focusing on noble stories with known IP.

1. Currently developing five feature length films and two episodic series, focusing on noble stories with known IP.

2. Our project teams have wide-ranging experience including NETFLIX, LIONSGATE, FOX, UNIVERSAL, SONY PICTURES, and more.

3. Raised $108,000 in equity since March 2020.

4. Our executive leadership team has over 30 years of combined business and producing experience.

Our Team



Andrew Teravskis Co-founder & CEO

Mr. Teravskis has produced numerous productions, short films, documentaries, and music videos. His most recent productions include THE WANDERER, an original limited series for Pure Flix, and RESTORE: a documentary series for WGR Southwest, In.

> Entertainment should be more than just a time filler - it should contribute something to the world. But these type of stories take time and resources to bring to the screen - hence, Noble Story Co.!

> Entertainment should be more than just a time filler - it should contribute something to the world. But these type of stories take time and resources to bring to the screen - hence, Noble Story Co.!



Adam Gregory Co-founder & COO

Mr. Gregory has spent over 10 years working in the film industry filming in 10 countries around the world. He has worked in key positions on numerous award winning productions, short films, feature films, TV series, documentaries, and music videos.



Jared Geesey Chief Business Affairs Consultant

Mr. Geesey is a digital marketer, a film distributor, an entrepreneur, and a leader. His business leadership experience includes EchoLight Studios, ChristianCinema.com, Giving Company, and most recently Geesey Group.



Hugh Litfin Creative Executive

Mr. Litfin is an accomplished producer and cinematographer of several feature films, television, SVOD series, and new media productions.



Arine Harapeti Entertainment Legal Counsel

Ms. Harapeti has been active in the entertainment field since 2006. After five years as an Associate at a private LA-based transactional entertainment law firm, she transitioned into private practice as a sole practitioner.



John J. Lee, Jr. Production & Business Affairs Consultant

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Jason Brents Production & Business Affairs Consultant

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

Want to own a film studio?

How about a film studio that makes movies you actually want to watch? **By investing as little as $100, you can become a film studio owner.**

Imagine saying THAT to your friends... while watching one of *your movies*.

Check out these **noble stories**


ENDURANCE

Endurance

Feature (Inspirational Drama)

Cedric King lost both of his legs to an IED in Afghanistan. Less than two years later, he completed the Boston Marathon.

Based on the inspiring true story.



Cedric King is an amazing example of resilience and perseverance in the face of adversity.

Gary Sinise
Academy Award Nominated actor



In so many ways, Cedric embodies the incredible resilience and strength of all our wounded warriors.

Michelle Obama
First Lady of the United States, 2009-2017



Quite simply, Cedric is a force. His messages of optimism... of faith and hard work, apply to all of us.

Howard Schultz
Chairman Emeritus, Starbucks Corporation

The ENDURANCE Team



Paul Hall, Producer
Paul is an veteran producer with credits including PRIDE, FOR COLORED GIRLS, and MADEA'S WITNESS PROTECTION. He is a long-time collaborator with Tyler Perry.



Kyle Benn, Producer
Kyle is a producer and former Lionsgate studio exec with credits including HUNGER GAMES: MOCKINGJAY 2 and 3, JOHN WICK 2 and 3, and most recently, INTRUSION and THE JESUS MUSIC.

The Heart Mender

Feature (Period Drama)

The year is 1943. A German submarine officer washes up on the Alabama coast and is found by an widow whose husband was just killed in Germany. An action-packed story of forgiveness and new beginnings, based on an unbelievable true story.


ANDY ANDREWS
The
HEART
MENDER
A Story of Second Chances



Andy Andrews is a comedian and author of



Andy Andrews
Author, The Heart Mender

Andy Andrews is a comedian and author of multiple New York Times bestsellers. Andy has spoken at the request of four United States presidents, and regularly addresses the world's largest corporations.

"Our generation's Mark Twain."
Dave Ramsey, author and radio host

"One of my all-time favorite authors."
Robin Roberts, host for Good Morning America.

THE HEART MENDER Team



Edgar Struble, Producer
Edgar is an accomplished producer of over half a dozen feature films, a talented music composer, and longtime music director for the late Kenny Rogers.


THE
MIRACLE
WALKER

The Miracle Walker

Feature (Inspirational Drama)

When hard-drinking Bill Irwin finds God, his first instinct is to repair his relationship with son Jeff. He does so by thru-hiking the 2,500 mile Appalachian Trail. There's just one thing: Bill is blind.

Based on the unbelievable true story.

THE MIRACLE WALKER Team



Clint Ross, Writer/Director
Clint is a passionate creative who has written and directed several short films and written numerous feature and television scripts. His latest script TOWER 9 trended for three weeks on The Blacklist.



Paula Wood, Producer
Paula is an accomplished producer with over a decade of experience producing motion pictures, reality TV, and commercials. Paula is also a PGA Diversity Fellow.



Christina Lee Storm, Producer
Christina is an award-winning producer with a unique blend of experience in animation, VR/AR, and feature film production. She is currently Manager of Virtual Production at Netflix.

Hope Medical

Series (Medical Drama)

Humanitarian doctor Talin Torossian works in an AirBeam tent with the best doctors in Syria. But when the humanitarian organization decides to pull out due to increasingly dangerous conditions, Talin decides to stay behind and keep healing bodies and souls.


Hope
MEDICAL


INSPIRED BY TRUE EVENTS
THE
ATOMIC
MAN

Atomic Man

Feature (Disaster, Period Drama)

When a technician in a nuclear accident survives the highest recorded dose of radiation, he must grapple with his own impending death and isolation, while his wife struggles to cope without him. The story of a man who survived one of America's worst nuclear accidents.

Other Projects

THE ADVENTURES OF SARA WHITEHALL

A new comic series in the style of INDIANA JONES and NANCY DREW, but for today's teen audience.


INITIAL
CHARACTER
DESIGN



CONFIDENTIAL

We can't tell you what this one is about yet. It's top secret. But you're going to love it.

Easily our best story.

The deal.

Whether you invest $100 or $100,000 every investor will receive 110% of their investment, plus pro rata profit sharing.

Our revenue comes from collecting a development fee from each film, paid before the film is produced. After each film begins global distribution, each investor will receive their full proportional share of Noble Story Co.'s global profits from each film, from all its ancillaries.

But it wouldn't be a deal without perks, right?

Our thoughts exactly. That's why we have special investor perks for each investment tier. Want some cool digital goodies? Invest $500 or more. Want your name in the end credits? Invest $1,000 or more. Want to be a featured extra? Invest $100,000 or more.

Let's tell noble stories.

Click "Invest Now"

Need more info?

If you've read this far, you're a fan. So, let us tell you a bit more about what makes our company so exciting!

We're using a proven business model, but in a new way!

Film production companies are nothing new, and we're using the same sophisticated and proven business approach trusted by the most successful independent production companies.

This business plan involves acquiring and developing story IP, utilizing the development capital provided by investors like you. The production budgets of our films are largely funded by entertainment banks, and protected by completion bonds.

We work with established industry leaders during every phase of our projects - including top-shelf screenwriters, insurance brokers, directors, agents, studio executives, and more. We also connect our films to the global market of filmgoers by engaging licenses with the world's leading distributors.

What's different about Noble Story Co. is we are a fan-owned company. Do you want a say in which movies Hollywood makes? Well, now you can speak up and support the films you want made.

You're investing in a company, not a movie.

We are inviting you to own equity in our film production *company*. By owning a part of our film studio, you'll play a part in each of our films and relax in knowing that your risk and profits are diversified across a number of individual films.

We don't finance production budgets.

Unlike other production companies, Noble Story Co. does not finance production budgets. Instead, we use our company resources to find and acquire "stories

worth re-watching," develop them into production ready packages, and use a sophisticated finance plan for each picture which includes bank loans, accredited investors, and tax incentives.

We (you) get paid when production starts.

And unlike other film investment opportunities, **you don't have to worry about box office success, "waterfall payments," or whether theaters will ever come back.** No matter how deal structures change, our revenue source won't be affected. Because we don't finance production budgets, our revenue comes from a Development Fee, which is payed out of the production budget just like the Director Fee, Producer Fees, and Actor Fees.

Be a part of stories worth re-watching.

For as little as $100, you can become a film studio owner, and even more importantly, help us change the world by telling meaningful stories.. It's time to put that money to work doing something truly worthwhile. Will you join us?

Downloads

Noble Story Co. Wefunder Business Model.pdf